Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: New York Community Bancorp, Inc.

Commission File No. 333-107498

The following is a transcript of New York Community Bancorp, Inc.’s third quarter earnings conference call:

NEW YORK COMMUNITY BANCORP, INC.

Moderator: Illene Angarola

October 22, 2003

8:30 a.m. CT

Operator:	Good day everyone and welcome to the New York Community Bank Corp Third Quarter Earnings conference call. Today’s call is being recorded.
For opening remarks and introductions, I’d like to turn the call over to the First Senior Vice President of Investor Relations, Ms. Ilene Angarola. Please go ahead.
Ilene Angarola:	Thank you and good morning everyone and thank you for joining the management team of New York Community Bank Corp for our quarterly post-earnings conference call. Today’s call will focus on the highlights of our third quarter 2003 performance, our 2003 standalone earnings projection, and our pending merger with Roslyn Bancorp, Inc.

The discussion will be led by our President and Chief Executive Officer, Joseph Ficalora, who, by the way, will be appearing later today on Bloomberg TV and radio. Mr. Ficalora’s joined on today’s conference call by Anthony Burke, our Senior Executive Vice President and Chief Executive Officer; Robert Wann, our Executive Vice President – I’m sorry, did I say that – Chief Operating Officer – Robert Wann, our Executive Vice President and Chief Financial Officer; and Thomas Cangemi, Executive Vice President in our Capital Markets Group.

This morning’s conference will feature several forward-looking statements which are intended to be covered by the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. You will find a discussion of forward-looking statements and the associated risk factors in our recent SEC filings and on pages 14 and 15 of this morning’s earnings release. If you need a copy please call our Investor Relations Department at 516-683-4420 or visit our Web site, www.mynycb.com.

At this time I’d like to turn the call over to Mr. Ficalora, who will be making a brief presentation before opening the lines for your questions. Mr. Ficalora.
Joseph Ficalora:	Thank you, Ilene, and good morning everybody. We’re glad to you could join us this morning for a discussion of our third quarter earnings, which are likely to be the last earnings we issue before our merger with the Roslyn Bancorp.

Subject to shareholder approval at next week’s special meeting, we would expect the merger to take place at the close of business the 31st of October, at which time Roslyn will merge with and into NYCB. While our balance sheet clearly reflects our preparations for the merger, our performance is just as indicative of the company’s standalone strength.

Net income rose 20 percent year-over-year to $72 million, equivalent to a 20 percent rise in diluted earnings per share to 53 cents. On a cash-earnings basis net income was up 25 percent to $80 million, representing a 26 percent rise in diluted cash earnings per share to 58 cents. Our return on average stockholders equity showed similar improvement, rising to 22.05 percent on a GAAP earnings basis and to 24.54 percent on the basis of cash. A reconciliation of our GAAP and cash earnings and the related measures appears on page 20 of the earnings release.

As solid as our earnings were, they would have been even higher had the Federal Home Loan Bank of New York not suspended its dividends in the third quarter of this year. The impact of the suspension was $2.2 million after taxes, equivalent to a two cent per share loss. Nonetheless, it is important to note that we met the street’s expectations and of greater importance, that we expect to exceed our previous stated projections for 2003.

Despite the two-penny impact of the suspension this time around and the potential for a repeat in the fourth quarter, we are upping our standalone diluted earnings per share projects to a range of 2.06 to 2.11. These estimates exclude the impact, of course, of our two pending transactions: the merger of Roslyn Bancorp and the sale of our South Jersey Bank Division to Sun National Bank. The latter transaction is expected to generate after-tax income of approximately $26 million when it is completed in the fourth quarter of this year.

Since the third quarter was likely our last as a standalone institution, I’d like to focus briefly on the company’s strength it revealed. The first of these was the level of mortgage loan production in general and in particular the volume of multi-family loans produced. Mortgage loan originations exceeded $818 million during the quarter, boosting total year-to-date production near the $2.4 billion mark. Multi-family loans represented 580 million of the third quarter production and 1.8 billion of the loans originated year to date.

To put these numbers in perspective, consider our 2002 originations, which totaled 2.6 billion including 2.1 billion in multi-family loans. With a standalone pipeline of $1.5 billion at October 21st, including multi-family loans of approximately 1.1 billion, it is apparent that we will exceed last year’s production and establish a new company record by the end of this year.

While multi-family lending remains our primary focus, we continue to take advantage of the highly attractive yield curve to profitably leverage the growth of our balance sheet. At quarter’s end securities totaled $5.7 billion, including 3.9 billion of mortgaged-backed securities.

Although our balance sheet will look very different following the merger, its current configuration reflects the investment of borrowed funds into two- to three-year assets with characteristics that support our aversion to both interest rate and extension risk. It also reflects the reinvestment of cash flows produced through a record volume of prepayments into assets featuring higher yields for the assets being replaced.

Benefits of these strategies are most apparent in our third quarter net interest income, which rose not only year over year but also sequentially. At $116 million net interest income was up seven percent on a (linked) quarter basis and 17 percent year over year. While the increase in net interest income was certainly substantial, it would have been greater were it not for the suspension of the Federal Home Loan Bank dividend. Had the third quarter dividend been received as we had expected our net interest income would have totaled $119 million, signifying a 10 percent (linked) quarter increase and a 20 percent year-over-year increase.

Another third quarter highlight was the (linked) quarter growth of our net interest margin, which rose two basis points to a respectable 4.04 percent. Once again, the suspension of the Federal Home Loan Bank dividend had an impact on our performance. Had the dividend been paid the margin would have reflected a 14-basis-point increase (linked) quarter to 416. The fact that these measures improved despite the impact of the suspension is another indication of the fundamental strength. In the quarters ahead we expect to see further expansion of our net interest income and margin as we initiate the restructuring of our post-merger balance sheet.

Another fundamental strength that was evident during the quarter was the level of efficiency with which we operate. At 24.18 percent our efficiency ratio was 346 basis points below the year-earlier measure. At the same time, our ratio of operating expenses to average assets improved 23 basis points to 1.11 percent. Given Roslyn’s well known efficiency, we look forward after the merger to the maintaining our long-held status as one of the nation’s most efficient thrifts.

Another of our strong points is the quality of our assets, as reflected in the performance of our loan portfolio. In addition to marking our 36th consecutive quarter without any net charge-offs, we recorded an $898,000 reduction in the balance of nonperforming assets and a like reduction in the balance of nonperforming loans. At quarter’s end nonperforming assets totaled $12.5 million, representing one-tenth of one percent of total assets. At the same time, nonperforming loans totaled $12.4 million, representing 0.21 percent of loans net.

At a recent interview I was asked what I considered to be our greatest characteristic. And I believe that my response was perhaps our aversion to risk. This trait is not only reflected in the quality of our assets, it is reflected in virtually every management decision we make, it is apparent in our emphasis on multi-family lending, and the way we manage our assets and liabilities. It is apparent in our decisions regarding branch operations and in our decisions regarding combinations with other companies. It is, in fact, one of the reasons we are so excited about the pending merger and the actions we will be taking once it’s completed to profitably restructure the balance sheet. We believe that the resultant company will reflect the strengths of both organizations and will create a far greater value for our combined shareholder base.

On that note and reminding you that our comments about the merger are, of necessity, limited to what is already public, I would not be happy to take questions you may have about our third quarter performance or the strategies for the remainder of 2003.

Operator:	Thank you, sir. The question-and-answer session will be conducted electronically. If you’d like to ask a question please press star-one on your touch-tone telephone. Please be sure that your mute function has been turned off so your signal can reach our equipment. Again, it is star-one to ask a question. We’ll pause for just a moment to assemble our roster.
Our first question will come from Sal DiMartino of Bear Stearns.

Sal DiMartino:	Hi, good morning, guys.
Joseph Ficalora:	Hi, Sal. How are you?
Sal DiMartino:

Good. Joe, I was wondering if maybe you can talk about your outlook for multi-family originations? I mean, clearly rates have risen and you’re talking about record pipelines and record originations. I guess my question is, where’s the growth coming from next year? Is it just a question of garnering a larger share of wallet, will you be entering new markets, or just will it be virtue of you being a bigger player in the market?

Joseph Ficalora:	I think, Sal, it’s going to be a combination of all those things. The reality is that it is a very large marketplace and the players come and go and the strategy is followed by some change. We are very focused on how we lend and who we lend to. And the markets that we’re in, obviously, keep producing significant dollar volumes that are probably, at least in our case, every single quarter now that we are actively involved record numbers.

We might emphasize here the fact that during the third quarter we were actively involved in doing the necessary due diligence and preparation for the activities that will consolidate the two banks. So despite the fact that a lot of our resources were being utilized in analyzing the structure of the loans of our two companies and how we would ultimately move forward, we still were able to generate $818 million in loans.

So I’d say that as has been the case in the past, despite change in both participants, interest rates, and how people conduct themselves, we have been consistently capable of producing loans as needed and certainly the quality is always very, very consistent.

Sal DiMartino:	OK, thank you.

Joseph Ficalora:	Thank you, Sal.
Operator:	And moving on, we’ll next to go Mark Brennan of Omega.
Mark Brennan:	Good morning, guys.
Joseph Ficalora:	Hi, Mark, how are you.
Male:	Hi, Mark.
Mark Brennan:

Joe, could you flesh out a little bit just so I understand the record pipeline of a billion-five how that was effected kind of with all the holidays in September and what it means for kind of closings – the timing on the closings of those loans and what percent of them actually do close?

Joseph Ficalora:	I think in our case our pipeline historically has always close typically by the end of the quarter. If you look back at the pipeline that we’ve suggested quarter, after quarter, after quarter, we typically wind up closing approximately that number or something greater than that.

So unlike, I guess, the pipelines reported of some, our pipeline is actually definitive check contracts that we have already entered into with regard to closing. And the number does not include, for example, some of the loans that might have closed in the first two weeks of this quarter.

So our pipeline is consistently handled in the same way and the results of our announcement would reasonably – can reasonably be expected to have a January report that will show that we will close at least that number.

Mark Brennan:	OK. Thanks a lot.
Joseph Ficalora:	You’re quite welcome.
Operator:	And our next question will come from Rick Weiss of Janney Montgomery Scott.
Rick Weiss:	Hi, guys.
Joseph Ficalora:	Hey, Rick, how are you?
Rick Weiss:

Fine, thanks. I just want to follow up a little bit, on the multi-family with the originations it looks like on a (link) quarter basis the multi-families seem pretty flat due to pre-payments or what exactly happened?

Joseph Ficalora:

I think that that’s a series of things that impact that. One of the obvious things here is that a great number of the loans that had been refinanced during the quarter were refinanced both from the portfolio and from outside the portfolio but many of the loans that had been in the portfolio also moved. So the net-net change – because there’s a lot of activity occurring in a variety of places – the net effect of that was that the originations reflected a significantly higher number than the growth in the portfolio. And that is, although possible on a go-forward basis, has not historically been the case and this quarter may be more of an aberration. We’re still confident that with the numbers that we have in the pipeline we will make for the year a 20-percent growth in the loan portfolio.

Rick Weiss:	Oh, OK. And you think it was off just a little because of the attention given to, I guess, the Roslyn portfolio? Last year I noticed …

Joseph Ficalora:	That’s partially correct. That was one of the things that I mean about – see in order to do that work we have to use resources that otherwise would have been originating loans. So to be frank, there’s no question that you can’t go through a process as complex and as important as the integration of two banks without there being some diversion of resources, and we did have diversion of resources during that quarter.

So there’s the big difference between originating – I guess we had – we had suggested that we’d do about 750 million in the third quarter, we actually originated 818. In the fourth quarter we’re suggesting we’ll do about a billion-one – a billion-500 million. That is a record. In all the quarters that we’ve been out there the only large quarter that we ever had that was that disproportionate to the rest was I guess the second quarter of last year, and then we had about $1.1 billion in the pipeline.

So I’d say that we are – we are refocusing ourselves on the market, on the lending. So the longer-term transition and the longer-term building of the loan portfolio is, in fact, going to be very evident during the quarter ahead. Remembering, none of the numbers that we have out there for this year and none of the numbers that we are reflecting for next year actually include some of the positive effects of the interest rate environment that we’re in. We expect the interest rate environment that we’re in to have very positive effects on our ‘04 numbers, but we are not in a position to put together all of those pieces yet. But there’s plenty of public information that, you know, would suggest that we obviously will have a significant amount of cash flow available to redeploy into assets, all of which, whether they’re in the securities portfolio or the loan portfolio, will earn at better yield than the yields that were in our projection for 2004.

Rick Weiss:	OK. Is it also out of bounds to ask like what would your target be for borrowing-to-asset ratio?

Joseph Ficalora:	Yes, we couldn’t – we couldn’t say for the ‘04 year what specifically any of the numbers are going to be.
Rick Weiss:	OK. Sorry about that.
Joseph Ficalora:	OK, that’s fine.
Operator:	Anything further, Mr. Weiss?
Rick Weiss:	Oh, no. That’s it. Thank you.
Operator:	Thank you.
Joseph Ficalora:	Thank you, Rick.
Rick Weiss:	OK, thanks, Joe.
Operator:	Our next question will come from Jack Micenko of Lehman Brothers.
Jack Micenko:	Morning, guys.
Joseph Ficalora:	Hi, Jack.
Jack Micenko:

Couple questions, wondering if you can talk about anything you’ve done to reduce your exposure to the Federal Home Loan Bank? I mean, it’s been my understanding that without the offset of the dividend payment the cost of Federal Home Loan advances is somewhat higher on the repo stuff than if you would just go straight to Wall Street if you moved – migrated some of that funding?

And second, have you sold any Federal Home Loan stock and taken a haircut on that because it is a – I don’t know, like a 15-20 percent contribution to your equity account?
Thomas Cangemi:	Jack, this is Tom. How are you?
Jack Micenko:	Good, Tom.
Thomas Cangemi:	Basically, what we’ve done since the announcement from the Federal Home Loan Bank we reduced our exposure dramatically, particularly both on the lending – on the actual borrowings itself going directly to Wall Street. Because, remember, we have a substantial amount of our liability that are short funded so we’re able to move a lot of that debt over to Wall Street.

And secondly, we reduced the actual investment in stock from redemption at par. So we have not had any losses from the redemption. And we continue to reduce our exposure until, obviously, we get further clarity on the Federal Home Loan Bank going into ‘04.

Joseph Ficalora:	One thing, Jack, I’d add, there is no reason to ever believe that we would lose money on the stock. And certainly the Federal Home Loan Bank is positioned to continue paying dividends on a go-forward basis. The decision that they made not to pay this dividend was rather abrupt and had a rather overt effect on expectations and everybody that normally, you know, receives the dividend.

But on a go-forward basis there is little likelihood that they will have any losses similar to that which they’ve taken here. I suggest that we look at the reality that they took very substantial losses because the quality of the assets that they disposed of was so different than the assets that historically the Federal Home Loan Bank had been involved with. If those assets were sitting at Chase they probably would still be there today. If those assets were sitting at another institution they might have been sold over time at a – at a different rate. The Federal Home Loan Bank was very quick in resolving a dissatisfied position they had in an asset.

And lo and behold, on a go-forward basis we believe that they have structured their assets well and that they have a keen understanding that dividends are an important part of what their business is all about. They cannot be at a disadvantage in competing with Lehman or anybody else. They have to pay dividends and they have to consistently provide a better pricing.

As Tom indicated, it is very easy for us to go to the Street and find alternative financing and it is no question that the ability for us to change the portfolio structure is, in fact, immediately in front of us.

Jack Micenko:

OK. One the margin, you did a good job breaking out sort of the impact of the dividend on the margin. I was wondering – I know that you guys account for your prepaid penalties up in the margin as they service yield – sort of yield maintenance. Could you take a stab at talking about what the margin would have been x prepaid penalties?

Joseph Ficalora:	Yes, I think if it wasn’t – oh, x prepayment penalties?
Jack Micenko:	Yes, can you breakdown or …
Joseph Ficalora:	See I think we’ve been asked that question several times. We have been very, very consistent. I think that this discussion of removing the prepayment penalties from the margin is an effort by some who are either not following FASB 91 or otherwise do not have income that is justifiable.

We don’t electively do this, this is required. So if somebody actually has income that belongs in interest income, it should be reported there. And lo and behold, there’s been an awful lot of discussion about this that my margin would look different – and I’ve actually had some people state that unlike NYB we don’t report as interest income some of the fees that we collect.

The fees that we collect based upon the actual structure of the loan, are appropriately being reported where they are. And we don’t have the ability to break those fees out. What we do have is an absolute certainty that under FASB 91, paragraph 12, we are explicitly doing the right thing.

SEC just did a review – regulators over the course of decades that reviewed what we do. We’re a hundred percent confident that what we’re doing is appropriate. So, you know, trying to – it’s kind of like saying, well, can you break out the amount of interest you get from a particular kind of a security that you have in your portfolio? We can’t do that.

The bottom line is it is a complex matter. In some cases the fees are, in fact, part of the yield maintenance. In some cases the fees merely change the yield that we get on a new asset that we create. But in all cases, there’s a consistency in how we structure our loans and a consistency in how we report them.

So there’s no need to break out interest income, which is interest income. And that’s the point here.
For those that are going in the other direction, that’s a whole other story. Whatever their reasons may be for going in the other direction, that’s their issue not our issue.
Jack Micenko:	OK, great. And I don’t know if it’s out of bound for ‘04, but are you talking to anybody about a target loan-to-asset mix post-Roslyn or is that off limits for this call?

Joseph Ficalora:

I think that would be off limits. Obviously, you know, we very rarely set targets. But the bottom line is we can’t talk specifically about numbers that are going to be combined – actual numbers that are going to be combined.

Jack Micenko:	OK, guys, thanks.
Joseph Ficalora:	Thank you. Our next question comes from Mark Fitzgibbon of Sandler O’Neill.
Mark Fitzgibbon:	Good morning, Joe.
Joseph Ficalora:	Hey, Mark, how are you?
Mark Fitzgibbon:	Good, thanks. My first question is, there’s about a $2–and-a-half million (link) quarter increase in fee income. I wondered if you could kind of breakout what that’s attributable to?
Joseph Ficalora:

Well, in some cases it’s actually the income that we’re talking about in this prepayment fees. Some of those prepayment fees are in that number. And there’s no question that the number is reflecting the kind of activity that had occurred. It’s not a great deal but it is part of that number.

Mark Fitzgibbon:	OK. And then secondly, do you happen to have what net interest margins were for, you know, July, August, and September?
Joseph Ficalora:	You mean per month? Off hand I don’t. I mean, off the call I can get to you on that, but I don’t have that available.
Mark Fitzgibbon:	But would you say they were increasing consistently each month?

Thomas Cangemi:

Mark, this is Tom. I would say that over the course of the quarter we saw dramatic increases toward the latter part of the quarter. And we expect, as Joe indicated, with the pipeline of loans, the pipeline of securities at much higher yields that our margin would improve into the fourth quarter again.

Joseph Ficalora:

Yes, Mark, you know, one of the points is that the normal impact on margin, you know, from quarter, to quarter, to quarter, would have had the impact of our margin going up to 416. So the expansion in our margin, had it not been for the fact that we took out interest income – the dividends from the Federal Home Loan Bank – all other things being consistent, our margin would have expanded by 16 basis points.

Mark Fitzgibbon:	Thank you. And also, I mean, Joe, that the earnings guidance that you gave of 2.06 to 2.11 for this year does not include the Roslyn deal. So if …
Joseph Ficalora:	That’s right.
Mark Fitzgibbon:	… we assume the deal is accretive then the numbers ought to be better than that?
Joseph Ficalora:

That’s right. The good news here is that in all of our projections with regard to this transaction, we looked at a much stronger likelihood that we would not have the benefit of the accretive deal for two full months in the last quarter. We felt it was far more probably that we would have one month or maybe no months. So the move in interest rate and the earlier closing are all favorable to the earnings and the contribution to capital that will result from this deal.

Mark Fitzgibbon:	Thank you.
Joseph Ficalora:	You’re welcome.

Operator:	Our next question will come from Scott Valentin of Friedman Billings Ramsey.
Scott Valentin:	Good morning, gentlemen.
Joseph Ficalora:	Morning, Scott, how are you?
Scott Valentin:	Doing well. A question on the securities portfolio – actually two parts. One, there was some movement within the held to maturity and available for sale categories. If you could describe what the thesis is there on choosing whether held to maturity or available for sale?

And secondly, can you talk about the bonds you mentioned that you’re taking advantage of the steep yield curve? Although no one projects a sharp rise in short-term rates, what would happen if rates had increased dramatically? What actions would you take to limit the damage in the securities portfolio?

Joseph Ficalora:	OK. I’ll let Tom talk to the portfolio.
Thomas Cangemi:	Let me try to just the first question. As far as the decision as to HTM, on a combined basis we looked at both Roslyn and MNY what we put into the portfolio. We actually shortened the average life of the HTM portfolio dramatically.

Again, it’s plain vanilla paper. We have a tendency to be relatively risk adverse in respect to extension risk and interest rate risk. It’s the very similar structure we’ve been borrowing in the past three to four months, 15-year type collateral with an average life of about three-and-a-half to four years at the held to maturity level.

AFS levels will mature a little bit shorter – about a year shorter, maybe 2.9 to 3.1 type year at its life structure. But again, you know, either it’s agency or it’s triple A and it’s very good quality paper without being overreaching for the higher yields. We’re focusing on structure, high cash flow. And as far as our decision to put it in HTM, a lot of it has to do with the combined balance sheet, which we will address in the fourth quarter when we put Roslyn onto the books.

Scott Valentin:	OK. And can you address the borrowing side – liability side of the funding of those securities if rates do – short-term rates do move up sharply? How would you address the pending spread compression?
Joseph Ficalora:	Well, if rates actually moved up sharply they would move up sharply on the borrowing, they would not move up sharply on the deposit funding. What we would do is we would, depending on what we saw in the marketplace prior to the move, we would adjust how we are funding. If we really felt that there was a sustainable increase that was going to occur in rates we would change the term over which we would hold some of those liabilities.

The good news is we already have a structure that has a significant amount of longer liabilities out there and the shorter liabilities that we have would be the ones that would be immediately affected by the change. So in essence, the managing of the liability side of the balance sheet would not be a large piece of our funding. It’s, relatively speaking, a small component.

Thomas Cangemi:

And, Scott, the other point we want to add here is that come yearend this balance sheet will be dramatically different than, obviously, looking at the pieces individually. I mean, clearly we are focusing toward gearing up for the planned restructuring of the combined company. But going into the fourth quarter those numbers will clearly have a different impact when we put the companies together, and particularly on the securities side.

Scott Valentin:	OK, thank you very much.

Joseph Ficalora:	Thank you. I’m going to have to say that due to some other things that we must do, we’re going to take one more question, if that’s OK.
Put through that question.
Operator:	And the last question will come from Al Savastano of Midwest Research.
Al Savastano:	Good morning, gentlemen.
Joseph Ficalora:	Good morning, Al.
Al Savastano:	Can you comment on your relationship with Meridian and if that’s changed at all – if you expect it to change at all post merger?
Joseph Ficalora:

In actuality, the relationship we’ve had with Meridian has been long standing. The merger will have absolutely no impact on that relationship. And I guess the most important thing is that we’ve had a very, very positive relationship with them for all these decades, and if anything, they have proven over the course of the last several years to be a substantial source of quality loans for us. They have a very keen understanding ((inaudible)) win-win relationship between them and quality lenders. We’re not the only lender they deal with, but there’s no question that we do get a fair amount of business through them.

Al Savastano:	Great, thank you.
Joseph Ficalora:

You’re quite welcome. Thank you all. I very much appreciate your joining us today. The transaction that we’re talking about closing, obviously, is going to have a significant impact on the company, not just for the quarter but, obviously, for all the quarters ahead. And we’re very excited about the possibility of reporting to you in January how well that is going.

Thank you again and we’ll be taking with you in the future. Thank you.
Operator:	And that will conclude today’s conference. We thank everyone for your participation.

END

Forward-looking Statements and Associated Risk Factors

This transcript, the associated conference call, and other written materials and statements management may make, may contain certain forward-looking statements regarding the Company’s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions. The Company’s ability to predict results or the actual effects of its plans and strategies, including the proposed merger with Roslyn Bancorp, Inc., is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the proposed merger with Roslyn Bancorp, Inc. to differ materially from the expectations stated in this transcript: the ability of the companies to obtain the required shareholder approvals of the merger; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger, including integration of data information systems and retention of key personnel; the ability to effect the proposed restructuring; a materially adverse change in the financial condition, operations, or projected or actual earnings of either company; the ability to fully realize the expected cost savings and revenues; the ability to realize the expected cost savings and revenues on a timely basis; and any material change in the local markets in which each company operates.

Factors that could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, changes in general economic conditions; interest rates, deposit flows, real estate values, competition and demand for financial services, loan, deposit and investment products in the Company’s local markets; changes in the quality or composition of loan or investment portfolios; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company’s operations, pricing, and services.

Except as required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.